FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2008 No. 2

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On December 16, 2008, the registrant announced Tower Semiconductor to Present at the 11th Annual Needham Growth Conference. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 16, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor to Present at the 11th Annual Needham Growth Conference

Migdal Haemek, Israel – December 16, 2008 – Tower Semiconductor (NASDAQ: TSEM, TASE: TSEM), a pure-play independent specialty foundry, today announced that Mr. Russell Ellwanger, Chief Executive Officer, will present at the 11th Annual Needham Growth Conference at the New York Palace Hotel in New York, New York. Mr. Ellwanger is scheduled to present in the Hubbard Room at 3:30 p.m. eastern time on Tuesday, January 6th, 2009.

A live Web cast of Tower Semiconductor’s presentation may be accessed at 3:30 p.m. eastern time (10:30pm Israel time) on Tuesday, January 6th, 2009 at the Company’s corporate Web site (Investor Relations Link), at www.towersemi.com. Access to the replay will be available one hour after the Web cast and continuing for approximately 90 days.

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry. Tower manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. Through access to the process portfolio of its wholly owned subsidiary, Jazz Semiconductor, Tower offers RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel with access to Jazz Semiconductor’s fab in the U.S. and manufacturing capacity in China through Jazz’s partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Contacts:

Tower Semiconductor Noit Levi, + 972-4-604 7066 noitle@towersemi.com or:

Shelton Group Ryan Bright, (972) 239-5119 ext. 159 rbright@sheltongroup.com